January 12, 2011	direct phone: 515-242-2490 direct fax: 515-323-8590 email: cownie@brownwinick.com
Peggy Kim, Special Counsel
Office of Mergers & Acquisitions
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Re:	One Earth Energy, LLC Amendment No. 1 to Schedule 13E-3 filed December 23, 2010 File No. 5-85779
Dear Ms. Kim:
We are in receipt of your letter dated December 30, 2010, providing comments on our Amendment No. 1 to Schedule 13E-3 as filed on December 23, 2010. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our Schedules 13E-3 and offering document, set forth below are each of your comments in chronological order immediately followed by our responses.
Schedule 13E-3
General
1. We note your response to comment five in our letter dated December 8, 2010; however, we reissue our comment. Please revise to further address why Farmers Energy Incorporated and Mr. Rizvi should not be included as filing persons. Please tell us whether Farmers Energy — One Earth, which own the outstanding units of One Earth is an operational subsidiary of Farmers Energy Incorporated, or whether it was specifically formed to hold the issuer’s shares. In addition, we note that Mr. Rizvi is President of Farmers Energy Incorporated; please tell us whether he is also a significant shareholder of Farmers Energy Incorporated.
RESPONSE: We considered whether Farmers Energy Incorporated and Mr. Zafar Rizvi are affiliates engaged in the going private transaction and concluded they should not be filing persons on the Schedule 13E-3.
Farmers Energy-One Earth, LLC (“Farmers Energy-One Earth”), which owns 73.6% of

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January 12, 2011

the outstanding membership units in One Earth Energy, LLC (“One Earth”), is an operational subsidiary formed to own the units and actively manage the investment in One Earth through membership and participation on the board of directors of One Earth. Farmers Energy-One Earth is wholly-owned and managed by Farmers Energy One Earth Holding, LLC (“FEOE Holding”), an Ohio limited liability company, which is wholly-owned and managed by Farmers Energy Incorporated, a Delaware corporation.
     Farmers Energy-One Earth controls One Earth and has invested over $50 million in One Earth. FEOE Holding and Farmers Energy Incorporated are holding companies with no day-to-day involvement in managing the investment in One Earth.
     Mr. Zafar Rizvi serves as President of Farmers Energy-One Earth, FEOE Holding and Farmers Energy Incorporated. In that capacity, Mr. Rizvi is subject to the direction of, and removal by, FEOE Holding, and ultimately Farmers Energy Incorporated, which is managed by its board of directors. Mr. Rizvi is not a shareholder or a director of Farmers Energy Incorporated and does not control or exert a controlling influence over Farmers Energy Incorporated or its board of directors. Mr. Rizvi has no employment contract and can be removed as President of Farmers Energy-One Earth and a director of One Earth, or as President of FEOE or Farmers Energy Incorporated, at will.
     Interpretive Response 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division’s Compliance and Disclosure Interpretations states that members of senior management of the issuer that is going private are affiliates of that issuer and, when “on both sides” of the transaction, also may be deemed to be engaged in the transaction and required to file on Schedule 13E-3. Under the present facts and circumstances, Farmers Energy Incorporated and Mr. Rizvi are not “on both sides” of the going private transaction. Unlike the merger referred to in IR 201.05, the presumptive affiliates of One Earth cannot, through a shareholder vote or other action controlled by the affiliates, force One Earth’s unitholders to accept the transaction. Unitholders are free to decide whether to accept the offer to purchase based on their own assessment of the terms of the offer. Farmers Energy Incorporated cannot use its ownership, nor can Mr. Rizvi use his position, to control the outcome of the transaction. Neither Farmers Energy Incorporated nor Mr. Rizvi will personally benefit from the transaction, other than Farmers Energy Incorporated’s potential slight increase in percentage ownership of One Earth (to the extent holders of four or less units sell their units), a benefit shared on a prorata basis by all other remaining One Earth unitholders. The transaction is a limited (odd-lot) tender offer, not a purchase of One Earth by another company or other public shareholders.
      For the foregoing reasons, we believe that Farmers Energy-One Earth (not Farmers Energy Incorporated or Mr. Zafar Rizvi) is an affiliate engaged in the going private transaction

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January 12, 2011

and required to be a filing person on the Schedule 13E-3.
Introduction, page 2
2. Please remove the disclosure you include under this heading disclaiming the “affiliate” status of the filing persons. The identification of a filing person on the Schedule 13E-3 renders such a disclaimer inappropriate.
RESPONSE: The Schedule 13E-3 has been revised as requested.
Offer to Purchase
Summary, page 3
3. Please revise the first bullet point on page 4, which describes acceptance being subject to board approval since it appears to be inconsistent with the requirement to pay promptly after expiration, rather than acceptance. In addition, please revise the second bullet point on page 4 to clarify that payment will be made promptly after expiration rather than after the closing of the offer.
RESPONSE: The Offer to Purchase has been revised as requested.
Position of FEI Regarding the Fairness of the Offer to Purchase, page 13
4. Please revise to state whether FEI believes the transaction is both procedurally and substantively fair to the unaffiliated shareholders of the issuer. In addition, we note that FEI’s fairness determination is based on the factors discussed elsewhere in the document. Please revise to discuss in reasonable detail the factors upon which FEI’s fairness determination is based or state that FEI expressly adopts the One Earth Energy board’s conclusion and analysis to fulfill this disclosure obligation. Refer to Item 1014(b) and Instruction 2 to Item 1014 of Regulation M-A.
RESPONSE: The Offer to Purchase has been revised as requested.

Very truly yours,
/s/ Catherine C. Cownie
Catherine C. Cownie

CCC:klh

A Firm Commitment to BusinessTM	|	515-242-2400 phone	515-283-0231 fax	www.brownwinick.com